DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
www.dlapiper.com

Cameron Jay Rains
jay.rains@dlapiper.com
[T] 858-677-1476
[F] 858-638-5076

February 13, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    QUALCOMM Incorporated
Form 10-K for the fiscal year ended September 30, 2012
Filed November 7, 2012
File No. 0-19528

Dear Mr. Spirgel:

On behalf of QUALCOMM Incorporated (Qualcomm or the Company), we hereby submit the Company's response to the staff's comment letter of January 30, 2013 (the Comment Letter). For ease of review, we have included in italics the comment from the Comment Letter followed by Qualcomm's response to that comment.

On behalf of Qualcomm, we hereby request pursuant to Rule 83 of the Commission's Rules of Practice confidential treatment for the redacted portions of this response letter, which are indicated herein as [***]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

Note 2. Composition of Certain Financial Statement Items, page F-13

Assets and Liabilities Held for Sale and Related Noncontrolling Interests, page F-15

Mr. Larry Spirgel
February 13, 2013

1.
Please tell us the conditions that are required to be met for Bharti's ownership interest to increase over time to 100% and the factors you considered in concluding that you expect such conditions to be met for Bharti to assume complete ownership of the BWA subsidiaries by end of December 2014. In addition, tell us the factors you considered in concluding that it is probable that the BWA subsidiaries will be deconsolidated within one year of the balance sheet date. Further, tell us the factors you considered in concluding that separate presentation of the BWA subsidiaries results of operations are not required in your consolidated results of operations or in this note. Refer to your basis in the accounting literature.

Response:

Conditions for Bharti's Ownership Interest to Increase to 100%

On May 24, 2012, Qualcomm entered into Share Purchase and Subscription Agreements (the Agreement) and other related agreements with Bharti Airtel Limited (Bharti), pursuant to which the Company's four subsidiaries in India that were established to operate wireless networks in four service areas on Broadband Wireless Access (BWA) spectrum (the BWA subsidiaries) issued shares to Bharti for aggregate cash consideration of $86 million, and as a result, Qualcomm's ownership interest in each BWA subsidiary was reduced from 74% to 51%. In addition, Bharti purchased the outstanding shares of the BWA subsidiaries that were held by two third-party Indian investors, resulting in Bharti's 49% ownership interest in each of the BWA subsidiaries. The terms of the Agreement provide that Bharti's ownership interest will increase to 100% over time if certain conditions are met. Below is a summary and related timeline, as provided in the Agreement, of the remaining transactions:

•
Second Closing ([***]): Provided that [***][1] Bharti is required to [***][2][***]. After Bharti has met these obligations, the BWA subsidiaries will issue shares to Bharti for cash consideration such that Bharti's ownership interest will increase to [***]%. (See below for discussion of the factors Qualcomm considered in concluding that it expected such conditions to be met.) In addition, Bharti is required to subscribe to additional shares such that Qualcomm's ownership percentage will be reduced to [***]% as soon as practicable following the completion of the conditions to the Second Closing.

____________________________
1 [***].
2 The BWA subsidiaries have bank loan and debenture obligations in connection with the BWA spectrum won in India in June 2010 and the subsequent payment of $81 million to the India Government's Department of Telecommunications (DoT) in March 2012 (the DoT loan). The bank loans are guaranteed, and the holders of the debentures are indemnified, by Qualcomm Incorporated and one of its wholly-owned subsidiaries.

Mr. Larry Spirgel
February 13, 2013

•	Third Closing ([***] or earlier): Bharti is required to [***]. The Third Closing will not result in any change of ownership between Qualcomm and Bharti.

•
Fourth Closing (December 2014 or earlier): Bharti is required to purchase from Qualcomm all of the outstanding shares held by Qualcomm in the BWA subsidiaries such that Bharti's 100% ownership of the BWA subsidiaries will be complete.

Factors Considered in Concluding that the Second Closing Conditions Will Be Met and Deconsolidation within One Year is Probable

The criteria that must be met before classifying a long-lived asset (disposal group) as held for sale are included in ASC 360-10, Property, Plant and Equipment. ASC 360-10-45-9 states that a long-lived asset or disposal group to be sold shall be classified as held-for-sale in the period in which certain conditions are met, including an assessment that the sale of the asset or disposal group is probable and the transfer is expected to qualify for recognition as a completed sale within one year, with several exceptions. The ASC defines a disposal group as assets that will be disposed of by sale or otherwise as a group in a single transaction. Upon completion of the Second Closing (a single transaction), Bharti [***] and, until the Fourth Closing, Qualcomm will retain a noncontrolling interest to be accounted for under the equity method.3

At September 30, 2012 (the balance sheet date), Qualcomm believed that it was probable that the Second Closing, [***], would occur within one year. Completion of the Second Closing is dependent upon Bharti's compliance with the closing conditions, [***]. At September 30, 2012, Qualcomm believed that Bharti had the ability and the intention to meet these conditions within one year because:

•	Based on its cash flow and borrowing capacity as measured by its financial ratios and Qualcomm's discussions with local and foreign lenders, Bharti appeared to have the financial resources to [***].

•
Bharti currently operates a wireless network on BWA spectrum in service areas other than the four service areas in which the BWA subsidiaries own BWA spectrum. Qualcomm's business plan analysis indicated that [***].

•
The structure of the transaction provides Qualcomm the power to control the BWA subsidiaries until Bharti fulfills all of its contractual obligations related to the [***] and allows Qualcomm to sell its shares in the BWA subsidiaries and [***] in the event Bharti were to default on its [***] obligations. Such ability to [***] was seen as a significant incentive for Bharti to fulfill its obligations, especially in light of the business analysis discussed above.

______________________________________________
3 The sale of an asset (disposal group), such as disposition of a controlling interest in an entity/business, can be achieved in various forms, including the issuance of new shares by the entity resulting in dilution. Transactions in which the seller of a controlling interest in a business retains a noncontrolling interest in such business to be accounted for under the equity method does not preclude the disposal group from being classified as held for sale.

Mr. Larry Spirgel
February 13, 2013

•
The cash consideration paid by Bharti in obtaining its 49% interest (approximately $[***] million at May 24, 2012) was viewed by Qualcomm as a substantial investment that would be at risk if Bharti were to default on its payment obligations.

Completion of the Second Closing is also dependent upon [***]. Qualcomm believes that, based on input from its counsel in India, Bharti's acquisition of a majority ownership interest in the BWA subsidiaries is not subject to regulatory approval by the DoT or the Competition Committee of India (CCI). As noted above, at September 30, 2012, Qualcomm believed that it was probable that the Second Closing would occur within one year of the balance sheet date. Both the DoT and the CCI were notified of the transaction, [***]. If [***], resolution of such matter could extend the period required to complete the transaction.

Accordingly, Qualcomm considered the guidance in ASC 360-10-45-11, which provides an exception to the one-year requirement if an entity obtains a firm purchase commitment, and as a result, a buyer or others unexpectedly impose conditions on the transfer of a disposal group previously classified as held for sale that will extend the period required to complete the sale and both of the following conditions are met:

•	Actions necessary to respond to the conditions have been or will be timely initiated.

•	A favorable resolution of the delaying factors is expected.

While Qualcomm's fact pattern is not specifically addressed in ASC 360-10-45-11, the Company believes that, in the event [***] and the period required to complete the transaction were extended, it would be reasonable to apply this exception based on the following considerations:

•	Qualcomm has entered into an agreement to sell its interests in the BWA subsidiaries to Bharti (i.e., Qualcomm has obtained a firm purchase commitment).

•
In order to [***], concurrent with execution of the Agreement, the BWA subsidiaries filed intimations with the DoT and the CCI in the forms set out in the Agreement notifying them of the transactions contemplated by the Agreement.

•
As it has with other governmental matters in India, Qualcomm will respond in a timely manner [***]. Qualcomm has received favorable resolutions by the Telecom Disputes Settlement and Appellate Tribunal in the past [***].

Separate Presentation of BWA Subsidiaries' Results of Operations Is Not Required

The presentation and disclosure guidance applicable to disposal groups is included in ASC 205-20, Discontinued Operations, subsections 45 and 50. Separate presentation of the BWA subsidiaries' results of operations is not required in Qualcomm's consolidated results of operations or in the notes to the consolidated financial statements because the disposal group does not qualify for treatment as discontinued operations. A condition for discontinued operations treatment is that the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In SAB Topic 5.Z, the SEC staff

Mr. Larry Spirgel
February 13, 2013

concluded that when a controlling interest in a component is sold, and a minority voting interest is retained that allows the company to exert significant influence, the company may not use “discontinued operations” treatment because such influence is indicative of a level of continuing involvement with the component that is inconsistent with its classification as a discontinued operation. In this case, as of September 30, 2012 and through November 7, 2012, the date Qualcomm's consolidated financial statements were filed, Qualcomm maintained its controlling interest in the BWA subsidiaries and continued to consolidate those entities. Furthermore, Qualcomm expects to retain a noncontrolling interest in each of the BWA subsidiaries that will be accounted for under the equity method when the [***] transaction is completed and the BWA subsidiaries are deconsolidated. Because Qualcomm will have continuing significant involvement in the operations of the BWA subsidiaries until the Fourth Closing, such operations were not treated as discontinued operations. In addition, the BWA subsidiaries' results of operations are not a material component of Qualcomm's consolidated results of operations. To illustrate, net loss attributable to noncontrolling interests was less than 1% of Qualcomm's consolidated net income for the fiscal year ended September 30, 2012.

The Company has provided the requested acknowledgements regarding its filings and staff reviews in a separate letter, which is included as an exhibit to this letter.

We believe that this response addresses the comments raised by the staff. If you have any questions, please contact me at (858) 677-1476.

Sincerely,

DLA Piper LLP (US)

By:	/s/ Cameron Jay Rains
Cameron Jay Rains

Admitted to practice in California

QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714
[O] 858-587-1121
[F] 858-658-2500

February 13, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Spirgel:

QUALCOMM Incorporated (the Company) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QUALCOMM Incorporated

By:	/s/ William E. Keitel
William E. Keitel
Executive Vice President and Chief Financial Officer